June 11, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

RE:	Marathon Petroleum Corporation Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 28, 2020 File No. 001-35054

Ladies and Gentlemen:
Marathon Petroleum Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated May 28, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.
Below is the Company’s response to the Staff’s comment in the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comment before our response.
Form 10-K for the Fiscal Year Ended December 31, 2019
Non-GAAP Financial Measures, page 69
1. We note your presentation of the non-GAAP measures refining and marketing margin and retail total margin. Please present a reconciliation for these non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile these measures to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. If you do not believe gross margin that includes depreciation, depletion and amortization expense is the most directly comparable GAAP measure, please tell us why in your response.
Response:
We have historically considered segment income from operations, our reportable segment performance measure, as the most directly comparable GAAP measure and prepared our reconciliations of the non-GAAP measures of Refining and Marketing margin and Retail total

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 11, 2020

margin to reconcile to segment income from operations. In future filings we will reconcile these non-GAAP measures first to segment gross margin as the most directly comparable GAAP measure and then to segment income from operations beginning with our Form 10-Q for the quarterly period ending June 30, 2020. Illustrations of our revised non-GAAP reconciliations are shown below for the year ended December 31, 2019:

Reconciliation of Refining and Marketing income from operations to Refining and Marketing gross margin and Refining and Marketing margin

(in millions)	Year Ended December 31, 2019
Refining and Marketing income from operations	$2,367
Plus (less):
Selling, general and administrative expenses	2,202
Income from equity method investments	(11)
Net gain on disposal of assets	(6)
Other income	(43)
Refining and Marketing gross margin	4,509
Plus (Less):
Operating expenses (excluding depreciation and amortization)	10,655
Depreciation and amortization	1,665
Gross margin excluded from Refining and Marketing margin (a)	(568)
Other taxes included in Refining and Marketing margin	(11)
Biodiesel tax credit (b)	(93)
Refining and Marketing margin	$16,157

(a)
The gross margin, excluding depreciation and amortization, of operations that support Refining and Marketing such as bio-diesel and ethanol ventures, power facilities and processing of credit card transactions.

(b)	Reflects a benefit for the biodiesel tax credit attributable to volumes blended in 2018.

Reconciliation of Retail income from operations to Retail gross margin and Retail margin
(in millions)	Year Ended December 31, 2019
Retail income from operations	$1,582
Plus (less):
Operating, selling, general and administrative expenses	2,456
Income from equity method investments	(82)
Net gain on disposal of assets	(31)
Other income	(44)
Retail gross margin	3,881
Plus: Depreciation and amortization	528
Retail margin	$4,409

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 11, 2020

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 419.421.2558 or by email at jjquaid@marathonpetroleum.com.

Sincerely,

/s/ John J. Quaid
Name: John J. Quaid
Title: Senior Vice President and Controller